Nov.20. 2002 5:32PM No.7217 P. 1/1

ROCK RESOURCES INC.

(the "Company") 82-4504

02 NOV 21 AM 9:50

NEWS RELEASE

November 20, 2002

02055976

<u>Vancouver, November 20, 2002 – Rock Resources Inc. (RCK.V),</u> is pleased to announce that Graeme Rowland, Chairman and President, was interviewed by CEO Cast this morning from New York.

The Company invites all shareholders and other interested persons to listen to a detailed account of the Company's properties and progress. Please go to www.ceocast.com. On the right hand side of your screen under Interviews, click on 11/20/2002 Rock Resources Inc. For login purposes, the e-mail address is frances @rockresources.com and the password is quidproquo. The listener has the opportunity to choose either Real Audio or Windows Media for the interview. The interview will be available until November 27, 2002.

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

SUPPL

On behalf of the Board of Directors:

"Graeme W. Rowland"

Graeme W. Rowland
President

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities of the corporation have not been and will not be registered under the U.S. Securities Act, 1933, as amended, and subject to certain exemptions may not be offered or sold in the United States or to U.S. persons. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

RCK.V

Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources.com - Web Site: www.rockresources.com

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